EXHIBIT 99.1

Energy 11, LP
5815 N. Western Avenue
Oklahoma City, OK 73118

Reserves and Economic Evaluation
Year End 2016 Reserves

Non-Operated Assets located within the Sanish Oil Field located in Mountrail County, North Dakota

Effective: January 1, 2017
SEC Pricing

Prepared: January 12, 2017

By: John Paul (J.P.) Dick, P.E.
 Candace Cantrell, P.E.

January 12, 2017

Energy 11, LP
5815 N. Western Avenue
Oklahoma City, OK  73118

Re:  Reserve & Economic Evaluation
Non-Operated Assets in the Sanish Oil Field
Mountrail County, North Dakota
Year End 2016 Reserves – SEC Price

Executive Summary

An engineering and economic evaluation was prepared for oil and gas reserves located in the Williston Basin Sanish Field in Mountrail County, North Dakota in which Energy 11, LP owns a working and/or royalty interest.  The oil and gas reserves associated with these properties were evaluated and classified as Proved Reserves in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC).  The Proved reserves include two hundred sixteen (216) horizontal Proved Developed Producing (PDP) wells and fifty-eight (58) Proved Undeveloped (PUD) horizontal locations targeting the Bakken Shale and Three Forks formation in multiple sections/units.  The Non-Proved reserves include sixty-one (61) Probable Undeveloped (PROB) locations.  Remaining reserves, future cashflow, and present worth values were calculated as of January 1, 2017.  It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Energy 11.
The reserves and economics were determined using SEC YE2016 pricing as of January 1, 2017.  Table 1 summarizes the estimated net reserves and future net revenue (cashflow), discounted and undiscounted, to the Energy 11 interest in these properties.
Table 1 - Net Reserve and Economic Report Summary
Reserve Category	# Wells	Oil (Mbbl)	Gas (MMcf)	NGL (Mbbl)	Net Cashflow ($M)	PV 10% ($M)
Proved	274	8,791	9,967	1,218	155,028	60,946
PDP	216	4,748	5,163	631	89,934	46,597
PUD	58	4,042	4,804	587	65,094	14,349
Non-Proved	61	4,110	4,821	589	59,671	7,596
PROB	61	4,110	4,821	589	59,671	7,596
Grand Total	335	12,901	14,788	1,807	214,699	68,542

Economic Evaluation

Future Income

Future net revenue in this report includes deductions for state production taxes. Future net cashflow is after deducting state production taxes, future capital investments, and lease operating expenses but before consideration of any state and/or federal income taxes. For purposes of this evaluation, future capital investments include costs for drilling, completing, and equipping new wells.  Abandonment costs at the end of well life for each well have been included in this evaluation.  The future net cashflow has not been adjusted for any outstanding loans that may exist, cash on hand, or undistributed income. Future net cashflow has been discounted at an annual rate of ten percent (10%) to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money.  Future net revenue (cashflow) presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties evaluated.

Interests

Well and leasehold interests were provided by Energy 11 and were assumed to be correct.  The non-operated interests average approximately 11% working interest and 9% net revenue interest.

Product Pricing

Per SEC rules, the SEC pricing is determined by calculating the unweighted arithmetic average of the first-day-of-the-month NYMEX oil and gas pricing for the prior twelve calendar months (January 2016 through December 2016) to the date of evaluation.   All prices are held constant throughout the lives of the properties.  For year-end 2016, the unweighted arithmetic average NYMEX (Cushing) oil price is 42.75 $/bbl and the average NYMEX (Henry Hub) natural gas price is 2.48 $/MMbtu.  Prices were adjusted for quality, basis, energy content, transportation fees and other market differentials based on an analysis of revenue data.

Differentials to NYMEX pricing were calculated by examining revenue statements and financial information to determine deductions or increases to oil and gas prices due to Btu, differentials, NGLs, processing, transportation, and/or contract terms.  The pricing adjustments and differentials include the following:

•	Oil Price differential of -6.50 $/bbl
•	Natural Gas Liquids (NGL) determined using 11% of Oil Price
•	Residue Natural Gas differential of -2.86 $/Mcf
•	Natural Gas shrink of 19%
•	Natural Gas Liquid Yield of 99 bbl/MMcf wet gas

Expenses

An expense model was provided by Energy 11 to model the actual well life expense changes for all wells and undeveloped locations.  Expenses were not escalated.

•	25,000 $/month for 1.5 years then…
•	20,000 $/month for 1.5 years then…
•	15,000 $/month for 1 year then…
•	12,000 $/month for 1 year then…
•	10,000 $/month for 3 years then…
•	7,500 $/month for 5 years then…
•	6,800 $/month until ECL

Future Well Investments

Capital expenses for the future locations were estimated to be 6.4 MM$/well, which is consistent with recent, actual industry drilling and completion costs for wells within the prospective area.  Capital timing for future development work was provided by Energy 11.  Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates.

Reserve Determination

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward.  All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering (production, pressure) data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain).    The estimated reserves and revenues shown in this report were determined by SEC standards for Proved Developed Producing (PDP) wells, Proved Non-Producing (PNP) wells and Proved Undeveloped (PUD) locations.

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs with defined limits and under current economic conditions, operating methods, and government regulations.  Changes in any of these variables could materially change the reserves actually recovered.

Proved reserves are further classified as Proved Developed Producing (PDP) which is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation.  PDP reserves are the most reliable reserves, generally with a high degree of confidence (>90%) that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PNP) reserves include zones that have been penetrated by drilling but have not produced or have not produced in sufficient quantities to allow material balance or decline curve analysis with a high degree of confidence.  This category includes Proved Developed Behind-Pipe (PDBP) zones and tested wells awaiting production equipment (PNP).

Proved Undeveloped (PUD) reserves are those quantities of petroleum that are estimated to be recovered from undrilled acreage (locations) in a continuous portion of the Proved Developed reservoir as defined by directly offsetting PDP wells and geological interpretations.  The Proved Undeveloped and Non-Producing wells are forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions.

Non-Proven (Probable and Possible) reserves appear to have engineering and geologic merit and have been determined to have over 50% (Probable) or over 10% (Possible) likelihood to be commercially productive, but lack some aspect by definition to be considered proven, such as proximity to commercial production, production methods not proven for a certain geological or production application, or other geological or engineering deficiency.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers.  When possible and practical, volumetric calculations and analogies were integrated into the reserve estimates.  As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.  We consider all assumptions, data, and procedures utilized in this report appropriate for the purpose of this report.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting interpretation, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

Pinnacle Energy Services, L.L.C. is an established petroleum engineering consulting firm.  We hereby confirm that neither this firm, its affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner.  This report was completely independently prepared by Pinnacle Energy Services L.L.C. and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed.  A field inspection of the properties is not usually considered necessary for the purpose of this report.

All information reviewed and utilized will be retained and is available for review by authorized parties at any time.  Information used to prepare the evaluation was provided by Energy 11, LP, and was supplemented by public and in-house data.  Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ John Paul Dick John Paul (J.P.) Dick, P.E. Petroleum Engineer	/s/ Candace Cantrell Candace Cantrell, P.E. Petroleum Engineer